(Formerly Cypherpunk Holdings Inc.)

INTERIM UNAUDITED CONDENSED FINANCIAL

STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

JUNE 30, 2025 AND 2024

(Expressed in Canadian Dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim unaudited condensed financial statements of Sol Strategies Inc. (formerly Cypherpunk Holdings Inc.) (the "Company") for the three and nine months ended June 30, 2025 (the "Interim Statements) were prepared by management in accordance with International Financial Reporting Standards. The most significant of these standards have been set out in the note 2 of these Interim Statements. Any applicable changes in accounting policies have also been disclosed in these financial statements. Management acknowledges responsibility for the preparation and presentation of the financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances.

The Board of Directors is responsible for ensuring management fulfills its financial reporting responsibilities and for reviewing and approving the financial statements together with other financial information. The Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process and the period end financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate control over its financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on "Internal Control Over Financial Reporting Guidance for Smaller Public Companies" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at June 30, 2025.

CONCLUSION RELATING TO DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of management, including the Chief Executive and Chief Financial Officers, of the effectiveness of the Company's disclosure controls and procedures as defined in the National Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures were effective as at June 30, 2025.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying Interim Statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these Interim Statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of financial statements by an entity's auditor.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
INTERIM CONDENSED STATEMENTS OF FINANCIAL POSITION
(EXPRESSED IN CANADIAN DOLLARS)

	June 30,	September 30,
	2025	2024
Assets
Cash and cash equivalents (note 3)	$3,164,338	$1,808,052
Prepaid expenses and accounts receivable (note 4)	188,827	6,750
	3,353,165	1,814,802
Cryptocurrencies (note 5)	90,245,205	25,575,512
Intangible assets (note 6)	69,982,072	-
Fixed assets (note 7)	17,626	-
Investments (note 8)	685,662	1,513,331
	$164,283,730	$28,903,645

Liabilities
Accounts payable and accrued liabilities (notes 9 and 19)	$1,676,769	$232,929
Income taxes payable (note 22)	-	1,547,686
Financial liability - future share issuance (note 10)	2,191,321	-
Credit facility (note 11)	16,164,590	-
	20,032,680	1,780,615
Long-term liabilities
Financial liability - future share issuance (note 10)	3,090,599	-
Convertible debenture (note 12)	38,627,184	-
Deferred tax liability (note 22)	399,406	399,406
	62,149,869	2,180,021
Shareholders' Equity
Capital stock (note 13)	62,597,628	17,256,668
Reserves (notes 12, 14, 15 and 16)	71,163,414	17,297,454
Accumulated other comprehensive (loss) income	(11,457,545)	2,540,513
Accumulated deficit	(20,169,636)	(10,371,011)
	102,133,861	26,723,624
	$164,283,730	$28,903,645

Nature of operations and going concern (note 1)

Subsequent events (note 24)

SIGNED ON BEHALF OF THE BOARD

(Signed) "Ungad Chadda"	(Signed) "Rubsun Ho"
Director	Director

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)

INTERIM CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(EXPRESSED IN CANADIAN DOLLARS)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Realized (loss) gain on dispositions of cryptocurrencies (note 5)	$(546,202)	$-	$3,880,881	$-
Validation services income (note 17)	1,746,427	-	3,856,584	-
Staking rewards (note 17)	1,293,856	-	2,956,012	-
Treasury management income	30,389	-	30,389	-
Other income	4,318	171,890	22,377	182,341
Dividend income	-	245,798	6,331	248,411
Realized gain (loss) on investments (note 8)	-	(1,437,975)	(442)	(1,167,314)
Unrealized gain (loss) on investments (note 8)	-	(104,813)	-	2,544,198
	2,528,787	(1,125,100)	10,752,131	1,807,636

Expenses
Share based compensation (notes 14 and 18)	1,843,959	43,758	5,692,950	81,834
Amortization (note 6 and 7)	4,000,929	15,818	6,592,846	23,727
Transaction costs (note 12)	2,380,272	-	2,380,272	-
Professional fees (note 18)	836,068	101,856	2,083,238	146,322
Interest expense	1,161,443	-	1,863,571	-
Consulting fees (note 18)	433,037	203,877	1,073,518	310,237
Investor relations	195,828	-	537,806	-
General and administrative	249,154	111,772	506,748	151,179
Accretion (note 10)	(300,492)	-	(184,974)	-
Listing fees	4,135	-	102,533	-
Director fees (note 18)	14,640	14,702	40,640	25,000
Foreign exchange (gain) loss	(139,484)	(119,636)	(187,738)	(75,419)

	10,679,490	372,147	20,501,410	662,880

(Loss) income before taxes	(8,150,703)	(1,497,247)	(9,749,279)	1,144,756

Income tax expense	49,347	-	49,347	-

Net (loss) income for the period	(8,200,049)	(1,497,247)	(9,798,625)	1,144,756

Other comprehensive income
Unrealized (loss) gain on cryptocurrencies (note 5)	9,116,244	6,456,599	(13,998,058)	10,740,850

Total comprehensive income (loss)	$916,194	$4,959,352	$(23,796,683)	$11,885,606

Net (loss) income per share (note 13(c))
Basic	$(0.05)	$(0.01)	$(0.06)	$0.01
Diluted	$(0.05)	$(0.01)	$(0.06)	$0.01
Weighted average number of shares outstanding (note 13(c))
Basic	164,763,658	151,866,655	155,156,828	151,967,467
Diluted	168,392,659	155,014,780	158,785,829	155,115,592

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)

INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN CANADIAN DOLLARS)

				Accumulated
				Other
	Common	Capital		Comprehensive
	Shares	Stock	Reserves	Income	Deficit	Total

Balance, September 30, 2023	152,067,183	$17,864,782	$17,669,046	$(196,846)	$(18,509,213)	$16,827,769

Share based compensation	-	-	81,834	-	-	81,834
Options exercised	209,625	20,963	-	-	-	20,963
Fair value of options exercised	-	19,600	(19,600)	-	-	-
Purchase of shares for cancellation	(7,603,343)	(938,924)	-	-	-	(938,924)
Net income for the period	-	-	-	-	1,144,756	1,144,756
Items that may be reclassified to profit or loss	-	-	-	10,740,850	-	10,740,850

Balance, June 30, 2024	144,673,465	16,966,421	17,731,280	10,544,004	(17,364,457)	27,877,248

Share based compensation	-	-	1,239,085	-	-	1,239,085
Options exercised	1,500,000	150,000	-	-	-	150,000
Fair value of options exercised	-	140,247	(140,247)	-	-	-
Options cancelled and expired	-	-	(1,532,664)	-	1,532,664	-
Dissolution of subsidiary	-	-	-	-	(2,126)	(2,126)
Net income for the period	-	-	-	-	5,462,908	5,462,908
Items that may be reclassified to profit or loss	-	-	-	(8,003,491)		(8,003,491)

Balance, September 30, 2024	146,173,465	17,256,668	17,297,454	2,540,513	(10,371,011)	26,723,624

Share based compensation (note 14)			5,692,950			5,692,950
Options exercised (note 14)	11,567,846	1,452,133	-	-	-	1,452,133
Fair value of options exercised (note 14)	-	1,124,992	(1,124,992)	-	-	-
Warrants issued for acquisitions (note 6)	-	-	7,428,729	-	-	7,428,729
Warrants exercised	3,618,668	9,046,670	-	-	-	9,046,670
Fair value of warrants exercised	-	4,799,776	(4,799,776)	-	-	-
Shares issued for acquisitions (note 6)	9,764,288	21,190,549	(3,718,400)	-	-	17,472,149
Shares to be issued for acquisitions (notes 6 and 14)	-	-	37,310,400	-	-	37,310,400
RSUs converted for shares	980,334	2,832,283	(2,832,283)	-	-	-
Shares issued to settle liability for previous acquisition	506,518	1,139,666	-	-	-	1,139,666
Shares issued upon conversion of convertible debt	1,161,717	3,754,891	-	-	-	3,754,891
Convertible debenture, equity component (note 12)	-	-	15,909,332	-	-	15,909,332
Net loss for the period	-	-	-	-	(9,798,625)	(9,798,625)
Items that may be reclassified to profit or loss	-	-	-	(13,998,058)	-	(13,998,058)

Balance, June 30, 2025	173,772,836	62,597,628	71,163,414	(11,457,545)	(20,169,636)	102,133,861

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.)
INTERIM CONDENSED STATEMENTS OF CASH FLOWS
(EXPRESSED IN CANADIAN DOLLARS)

Nine months ending June 30,	2025	2024

Cash and cash equivalents (used in) provided by:

Operating activities
(Loss) income for the period	$(9,798,625)	$1,144,756

Adjustments for:
Realized (gain) loss on cryptocurrencies	(3,880,881)	-
Validation services income received in cryptocurrencies	(3,856,584)	-
Staking rewards in cryptocurrencies	(2,956,012)	-
Realized (gain) loss on investments	-	1,167,314
Unrealized (gain) loss on investments	-	(2,544,198)
Receivable related to cryptocurrencies	12,482	-
Stock-based compensation	5,692,950	81,834
Accretion	(184,974)	-
Amortization	6,592,846	23,727
Foreign exchange gain (loss)	(187,738)	(75,419)
Other non-cash (income) loss	(275,592)	(324,822)
Expenses paid with cryptocurrencies	122,547	-
Convertible debt accretion in interest expense	947,769	-

Net change in non-cash working capital items:
Prepaid expenses and accounts receivable	(182,077)	14,299
Accounts payable and accrued liabilities	1,443,840	250,861
Income taxes payable	(1,547,686)	-
Cash used in operating activities	(8,057,735)	(261,648)

Financing activities
Private placements, net of issuance costs
Exercise of options and warrants	10,498,803	20,963
Loan payable	16,164,590	-
Proceeds from private placement of convertible debentures (net)	57,200,000	-
Purchase of shares for cancellation	-	(938,924)
Cash used in financing activities	83,863,393	(917,961)

Investing activities
Purchase of intangible assets	(7,753,192)	-
Purchase of cryptocurrencies	(84,243,501)	(6,255,607)
Proceeds from sale of cryptocurrencies	16,741,167	8,675,529
Purchase of assets	(21,515)	270,661
Sale/redemption of investments	827,669	5,112,294

Cash provided by (used in) investing activities	(74,449,372)	7,802,877

Change in cash and cash equivalents	1,356,286	6,623,268

Cash and cash equivalents, beginning of the period	1,808,052	1,927,280

Cash and cash equivalents, end of the period	$3,164,338	$8,550,548

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

1. NATURE OF OPERATIONS AND GOING CONCERN

Sol Strategies Inc. (the "Company" or "Sol Strategies") is a publicly listed company incorporated in Canada under the legislation of the Province of Ontario. The registered office of the Company is located at 217 Queen St W #401, Toronto, ON M5V 0R2. Since February 4, 2019, the Company's common shares trade on the Canadian Securities Exchange ("CSE") under the trading symbol "HODL".

The Company is dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem. During the year ended September 30, 2024, the Company pivoted its strategy to focus on the Solana blockchain ecosystem, leveraging its high-performance infrastructure and scalability. This shift included holding Solana tokens ("SOL") as a core balance sheet asset, operating state-of-the-art validators, and developing intuitive staking tools paired with robust compliance frameworks. The Company's mission is to operate secure validators that leverage Solana's high transaction speed, throughput, and ecosystem to deliver long-term value for both users and investors. The Company is committed to developing unique technologies that optimize staking efficiency and accessibility, further strengthening Solana's position as a leading blockchain for institutional and enterprise applications. Reflecting this strategic pivot, the Company rebranded from Cypherpunk Holdings Inc. to SOL Strategies Inc. on September 9, 2024. The Company's cryptocurrencies and related investments may be subject to significant fluctuations in value and are subject to risks unique to the asset class and different from traditional financial assets (note 19). Additionally, during the nine months ended June 30, 2025, certain assets were held in cryptocurrency exchanges or with custodians that are limited in oversight by regulatory authorities.

Basis of Presentation

These unaudited interim condensed financial statements for the nine months ended June 30, 2025 (the "Interim Statements") have been prepared and presented on a going concern basis. The Company has sufficient cash and cash equivalents and other assets to supports its operations for the next twelve months from the date of the issuance of the Interim Statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the interpretations issued by the IFRS Interpretations Committee. These Interim Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB.

The policies applied in these Interim Statements are based on IFRSs issued and outstanding as of Aug 26, 2025, the date the Board of Directors approved the Interim Statements. The same accounting policies and methods of computation are followed in these Interim Statements as compared with the most recent audited annual financial statements as at and for the year ended September 30, 2024. Any subsequent changes to IFRS that are given effect in the upcoming Company's audited annual financial statements for the year ending September 30, 2025 could result in restatement of these Interim Statements for the nine months ended June 30, 2025.

Staking and Validation Income

The Company operates validator nodes on the Solana blockchain and earns staking rewards in the form of SOL. These rewards are derived both from commission income earned on third-party SOL delegated to the Company's validators and from SOL held and delegated by the Company to validators it operates and controls.

The Company performs validation services for SOL owned by third parties and its own SOL delegated to the Company's validators. The validation services contribute to the security and functionality of the Solana network. In exchange, the Company receives a commission based on a pre-agreed percentage of the staking rewards earned by those delegations. In accordance with IFRS 15 - Revenue from Contracts with Customers, only the Company's retained commission is recognized as revenue, as the Company acts as an agent in the arrangement and does not control the full reward. Revenue is recognized when the performance obligation is satisfied, typically at the end of each Solana epoch, and is measured at the fair value of the SOL received at that time. The Solana protocol does not allow the Company to reliably distinguish between rewards earned on self-delegated SOL and those earned on third-party delegated SOL at the validator level. Accordingly, proprietary, and third-party validator rewards are combined for presentation in the financial statements.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

For SOL held by the Company to and delegated to the validator nodes it owns and operates, the Company is entitled to the full amount of staking rewards earned, at the same rate as any third-party SOL delegated to its Validators. Because both the delegated SOL and the validator infrastructure are under the Company's control, these rewards do not arise from contracts with customers and are therefore outside the scope of IFRS 15. Staking rewards on self-delegated SOL are recognized as other income or gains from digital asset activities, measured at the fair value of the SOL received in the period the entitlement to the reward is established. SOL rewards are calculated and distributed automatically by the Solana protocol at the end of each Epoch, each of which lasts approximately two to three days.

The Company applies the revaluation model to certain crypto assets, including SOL. Management has concluded that an active market exists for these assets, based on the availability of quoted prices in accessible, liquid markets with sufficient trading volume. The determination of whether an active market exists represents a critical accounting judgment and is reassessed at each reporting date.

Derivative Instruments - Option Premiums

The Company enters into option contracts as part of its treasury management activities. Option premiums received on written options are initially recognized as cash and a corresponding derivative liability, measured at fair value through profit or loss. The derivative liability is re-measured at each reporting date, with changes in fair value recognized in the statement of profit or loss.

Where an option contract expires unexercised, the related derivative liability is derecognized and the premium previously received is recognized as income in profit or loss. The cash proceeds from expired option contracts remain within cash and cash equivalents. Option contracts that remain outstanding at the reporting date continue to be presented as derivative liabilities measured at fair value, with the related cash premium received included in cash and cash equivalents on the balance sheet.

Future Share Issuances

In accordance with IAS 32 (Financial Instruments: Presentation) and IFRS 9 (Financial Instruments), future share issuance obligations are classified as equity if they meet the fixed-for-fixed criterion under IAS 32, when the number of shares to be issued is predetermined and the consideration is based on a fixed contractual obligation. If a future share issuance does not meet the fixed-for-fixed criterion, the future share issuance obligation is recognized as a financial liability at its fair value as of the acquisition date. The fair value of the liability is remeasured at each reporting date, with changes in fair value recognized in profit or loss.

3. CASH AND CASH EQUIVALENTS

The balance consists of funds in banks immediately available for use in the Company's operations. There were no restricted balances at June 30, 2025 and September 30, 2024.

	June 30,	September 30,
	2025	2024
Cash & cash equivalents	$3,164,338	$1,808,052

4. PREPAID EXPENSES AND ACCOUNTS RECEIVABLE

	June 30,	September 30,
	2025	2024
Prepaid expenses	$176,345	$-
Accounts receivable	12,482	6,750
	$188,827	$6,750

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

5. CRYPTOCURRENCIES

Cryptocurrencies are digital assets that are typically part of a decentralized system of recording transactions. New digital assets are issued based on reliance on cryptography to secure its transactions, to control the creation of additional digital assets, and to verify the transfer of assets.

The balance of cryptocurrencies at cost and at market value, is as follows:

	Quantity	Cost (USD) (a)	Cost (CAD) (a)	Market Value
Solana	394,870	$67,059,222	$100,606,123	$83,338,356
JitoSOL	26,440	4,800,000	6,559,392	6,745,180
JTO	52,182	106,047	145,410	158,045
SUI	958	2,640	3,523	3,624
Balance at June 30, 2025		$71,967,908	$107,314,447	$90,245,205

(a) The cost is determined as the historical weighted average cost of the cryptocurrency acquisitions and disposals.

The activity of the Company's cryptocurrencies, excluding the Bitcoin posted as collateral at Wintermute Asia Pte. Ltd. and Zerocap Pty Ltd. ("Zerocap") presented below, for the nine months ended June 30, 2025 and the year ended September 30, 2024 is as follows:

Balance at September 30, 2023	$7,852,418

Cash purchases	19,690,454
Cash sales	(2,984,944)
Gain on sales	2,278,025
Staking income	287,476
Investment income received in cryptocurrencies	277,273
Cryptocurrencies posted as collateral	(7,969,119)
Crptocurrency collateral returned	2,407,478
Foreign exchange gain	3,113
Change in fair value	3,733,338

Balance at September 30, 2024	$25,575,512

Cash purchases	81,479,629
Cash sales	(13,977,295)
Gain on cash sales	2,874,722
Staking and validating income before cost of sales paid in fiat	7,190,671
Crytocurrencies receivable	(12,482)
Dividend income	6,331
Expenses paid in cryptocurrencies	(122,547)
Cryptocurrencies posted as collateral	(1,757,712)
Cryptocurrency collateral returned	2,763,872
Foreign exchange gain	222,562
Change in fair value	(13,998,058)

Balance at June 30, 2025	$90,245,205

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

The activity of the Company's cryptocurrencies posted as collateral for the nine months ended June 30, 2025 and the year ended September 30, 2024, is as follows:

Balance at September 30, 2023	$-

Cryptocurrencies posted as collateral	7,969,119
Cryptocurrency collateral returned	(2,407,478)
Investment income received in cryptocurrencies	95,568
Cash sales	(11,027,632)
Gain on sales	5,370,423

Balance at September 30, 2024	$-

Cryptocurrencies posted as collateral	1,757,712
Cryptocurrency collateral returned	(2,763,872)
Cash purchases	2,763,872
Cash Sales	(2,763,872)
Gain on sales	1,006,160

Balance at June 30, 2025	$-

6. INTANGIBLE ASSETS

Cost, Intangible Assets	Cogent	OrangeFin	Laine	Total

Balance September 30, 2024	$-	$-	$-	$-

Additions	25,238,494	8,859,001	42,473,535	76,571,030
Balance June 30, 2025	25,238,494	8,859,001	42,473,535	76,571,030

Accumulated Amortization

Balance September 30, 2024	-	-	-	-
Amortization (1)	(2,871,489)	(885,900)	(2,831,569)	(6,588,958)
Balance June 30, 2025	(2,871,489)	(885,900)	(2,831,569)	(6,588,958)

Net book value
Balance September 30, 2024	-	-	-	-

Balance June 30, 2025	$22,367,005	$7,973,101	$39,641,966	$69,982,072

(1) The intangible assets are amortized on a straight-line basis over five (5) years.

During the nine months ended June 30, 2025, the Company acquired certain intangible assets operating as Cogent Crypto ("Cogent"), OrangeFin Ventures LLC ("OrangeFin") and Laine ("Stakewiz"), resulting in an increase in the amount of Solana being validated by the Company.

The Company acquired 78% interest in Cogent's Solana blockchain validator assets, and a 100% interest in Cogent's SUI blockchain, Monad blockchain and Arch blockchain validator assets (collectively, the "Cogent Assets"), including main networks and test networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of the Cogent Assets. The intangible assets acquired included blockchain validator accounts, public and private keys, software, domain names, social media accounts and rights to operating agreements.

The Company acquired 100% of OrangeFin's Solana blockchain and Arch blockchain validator assets (collectively, the "OrangeFin Assets"), including main networks and test networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of the OrangeFin Assets. The intangible assets acquired included blockchain validator accounts, public and private keys, software, domain names, social media accounts and rights to operating agreements.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

The Company acquired 100% of Stakewiz's Solana blockchain, SUI blockchain, Monad blockchain and Arch blockchain validator assets (collectively, the "Stakewiz Assets") including main networks and test networks, and all accounts, information, data, infrastructure and other components required for or associated with the access, management, operation and other use or exploitation of the Stakewiz Assets. The intangible assets acquired included blockchain validator accounts, public and private keys, software, domain names, social media accounts and rights to operating agreements.

The purchase price and net assets of the Cogent Asset acquisition are as follows:

As of November 24, 2024
Purchase price
Cash consideration(1)	$1,394,340
Value of 1,162,000 common shares issued at closing(2)	1,394,400
Value of 18,592,000 common shares issued subsequent to closing(3)	22,310,400
Transaction costs	139,354
$25,238,494
Net assets acquired
Intangible assets	25,238,494
$25,238,494

(1) USD$1,000,000 (CAD $1,394,340) paid in US dollar stable coins at closing.

(2) 1,162,000 common shares priced at $1.20 per share, issued at closing.

(3) 18,592,000 common shares issued payable as follows: 3,098,667 common shares on May 25, 2025 (Issued), 3,098,667 common shares on November 25, 2025, 3,098,667 common shares on May 25, 2026, 3,098,667 common shares on November 25, 2026, 3,098,666 common shares on May 25, 2027, and 3,098,666 common shares on November 25, 2027.

The purchase price and net assets of the OrangeFin Asset acquisition are as follows:

As of December 31, 2024
Purchase price
Cash consideration(1)	$1,079,479
Value of 503,621 common shares priced at $2.14 per share, issued at closing(2)	1,077,749
Present value of future share consideration(3)	6,606,560
Transaction costs	95,213
$8,859,001
Net assets acquired
Intangible assets	8,859,001
$8,859,001

(1) USD$750,000 (CAD $1,079,479) paid in US dollar stable coins at closing.

(2) 503,621 common shares priced at $2.14 per share, issued at closing.

(3) Present value of USD$5,000,000 common shares of the company, based on a 5% discount rate and the following payment dates; USD$833,333 on June 30, 2025 (Issued), USD$833,333 on December 31, 2025, USD$833,333 on June 30, 2026, USD$833,333 on December 31, 2026, USD$833,333 on June 30, 2027,and USD$833,333 on December 31, 2027.The common shares issued will be valued at the trading price per common share on the date of issuance.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

The purchase price and net assets of the Stakewiz Asset acquisition are as follows:

As of March 31, 2025
Purchase price
Cash consideration (1)	$5,000,000
Value of 5,000,000 common shares issued at closing (2)	15,000,000
Value of 4,500,000 warrants issed at closing (3)	7,428,729
Value of 5,000,000 common shares issued subsequent to closing (4)	15,000,000
Transaction costs	44,806
$42,473,535
Net assets acquired

Intangible assets	42,473,535
$42,473,535

(1) $5,000,000 paid at closing.

(2) 5,000,000 common shares priced at $3.00 per share, issued at closing.

(3) 4,500,000 warrants issued at closing. Each is exercisable into one common share of the Company at an exercise price of $2.98 per Common Share, vesting monthly over a 36-month period, each Warrant is exercisable for a period of 3 years from vesting date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $2.35, dividend yield 0%, expected volatility based on historical volatility of 126.1%, a risk-free interest rate of 2.55%, and an expected life of 3 years. The fair value of the warrants was estimated at $7,428,729

(4) 5,000,000 common shares issued payable on the one-year anniversary of the closing.

See also notes 10 and 16.

7. FIXED ASSETS

The fixed asset continuity schedule for the nine months ended June 30, 2025 is as follows:

Cost, Computer Hardware	Total
Balance September 30, 2024	$9,454
Additions	21,514
Balance June 30, 2025	30,968

Accumulated Amortization
Balance September 30, 2024	9,454
Amortization for the period	3,888
Balance June 30, 2025	13,342

Net book value
Balance September 30, 2024	-

Balance June 30, 2025	$17,626

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

8. INVESTMENTS

Equity Investments

The Company's investments in equity instruments are classified as FVTPL and are carried at fair value. The detail is as follows:

		June 30		September 30,
	Quantity	2025	Quantity	2024
Chia Network Inc. (a)	19,860	$488,781	19,860	$488,781
NGRAVE NV (b)	138,966	196,881	138,966	196,881
Animoca Brands Corporation Limited (c)	-	-	909	442
Lucy Labs Flagship Offshore Fund SPC (d)	-	-	500	827,227
		$685,662		$1,513,331

(a) During the year ended September 30, 2021, pursuant to the Company's Simple Agreement for Future Equity ("SAFE") investment in Chia Network Inc. ("Chia"), the Company received 19,806 shares of Series B Stock priced at USD$15 per share, and the Company also exercised its participation rights and acquired 600 common shares of Chia at a price of USD$21.21. As at September 30, 2024, the Company estimated Chia's fair market value per share to be $23.95 (USD$17.74), the Company recognized an unrealized gain of $121,849 (2023 - unrealized loss of $2,558) to a value of $488,781 (2023 - $366,932) in the statements of comprehensive income. At June 30, 2025, the Company estimated Chia's fair market value to be $488,781 (2024 - 358,952) and recognized an unrealized gain of $nil in the Interim Statements (2024 - unrealized loss of $7,979).

(b) During the year ended September 30, 2022, the Company's convertible loan to NGRAVE NV ("NGRAVE") was converted into common shares of NGRAVE pursuant to its convertible loan agreement which resulted in the Company receiving 138,966 NGRAVE common shares at a deemed price of EUR 0.7936. As at September 30, 2024, the Company estimated the fair value of NGRAVE to be C$196,881 (2023 - $80,976) as at September 30, 2024, the Company recognized an unrealized gain of $115,905 (2023 - unrealized loss $67,443) on its NGRAVE investment in the statements of comprehensive income. As at June 30, 2025, the Company estimated NGRAVE's fair market value to be $196,881 (2024 - $82,799) and recognized an unrealized gain of $nil in the Interim Statements (2024 - unrealized gain of $1,823).

(c) During the year ended September 30, 2023, the Company acquired 9,090,909 shares of Animoca Brands Corporation Limited ("Animoca") at a price of AUD $1.10 ($1.04 CAD) per share, totaling AUD $10,000,000 ($9,434,917 CAD). In the year ending September 30, 2024, the Company sold 9,090,000 of these shares at an average price of AUD $0.84 per share ($0.76 CAD), resulting in net proceeds of AUD $7,670,133 ($6,905,859 CAD). This sale generated a realized gain of $1,785,473 (2023 - $nil), after accounting for accumulated unrealized losses from previous fair value adjustments. As of September 30, 2024, the fair value of the remaining 909 shares was determined to be $442 (2023 - 9,090,909 shares valued at $5,120,897), with the Company recognizing an unrealized loss of $70 (2023 - $4,314,020 unrealized loss on 9,090,909 shares). At June 30, 2025, the Company estimated the value of its Animoca holding to be $nil and recognized a realized loss of $442 in the Interim Statements.

(d) During the year ended September 30, 2022, the Company invested $636,075 (USD$500,000) in Lucy Labs Flagship Offshore Fund Crypto Rising tide portfolio ("Lucy Labs"). On November 11, 2022, FTX Trading Ltd. ("FTX") filed for Chapter 11 bankruptcy protection. FTX was a counterparty of Lucy Labs. Based on correspondence with Lucy Labs, the Company wrote down its investments with Lucy Labs to $nil during the year ended September 30, 2023. During the year ended September 30, 2024, the Company received an offer to sell its rights to the FTX bankruptcy claims from a third party for $827,227 (the "FTX Claims Offer"), and therefore the Company wrote the value of Lucy Labs up to $827,227, recognizing an unrealized gain of $827,227 during the year ended September 30, 2024 (2023 - $707,649).The FTX Claims Offer was consummated during the nine month period ended June 30, 2025.

During the year ended September 30, 2024, the founders of Streetside Development, LLC ("Streetside") were charged by the United States Department of Justice, and Streetside's operations were shut down. As a result, the Company determined the fair value of its Streetside investment was $nil as at September 30, 2024 (2023 - $122,646) and the Company recognized a realized loss of $122,646 in the financial statements (2023 - unrealized loss of $3,870).

During the year ended September 30, 2024 the Company received 2.01 bitcoin of dividend income valued at $248,213 (2023 - 0.90 bitcoin of dividend income valued at $36,642) from zkSNACKS. Also, during the year, zkSNACKS management decided to cease operations at its conjoin coordination business. As a result, the Company determined the fair value of its zkSNACKS was $nil as at September 30, 2024 (2023 - $772,668) recognizing a realized loss of $772,668 (2023 - unrealized gain of $327,641).

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

During the year ended September 30, 2022, the Company invested USD$1,500,000 ($1,923,658) in three tranches acquiring 14,762.1833 Class B common shares of the AB Digital Strategies Fund (the "Isla Shares") managed by UK FCA-regulated Isla Capital Ltd. ("Isla"). During the year ended September 30, 2023, the Company redeemed its Isla shares for proceeds of $1,591,591, realizing a loss of $471,116 in the statements of comprehensive income. During the three months ended December 30, 2023 Isla sold its right to FTX bankruptcy claims (the "Claims"). As a result, the Company recognized a realized gain on investments of $270,661 in its Interim Statements (2022 - a realized loss of $471,116) representing its pro rata share of the proceeds from Isla's sale of the Claims, which were received by the Company during the year ended September 30, 2024.

The activity of investments for the nine months ended June 30, 2025 and the year ended September 30, 2024 is as follows:

Amount
Balance, September 30, 2023	$6,464,119
Proceeds from sales (net)	(7,176,590)
Realized gain on sale of investments	1,160,891
Net unrealized gain on investments	1,064,911
Balance, September 30, 2024	$1,513,331
Proceeds from sales (net)	(827,227)
Realized gain on sale of investments	(442)
Balance, June 30, 2025	$685,662

Treasury Management Investments

During the period ended June 30, 2025 the company resumed its treasury management investment strategy to generate income on its cryptocurrency assets. As at the date hereof, the treasury management investment strategy involves selling covered European call options (each, an "Option") on OTC markets.

During the nine months ended June 30, 2025, the Company wrote a call option for which it received a premium of USD$ 22,280 (CAD$ 30,389). The option expired unexercised during the period and the related derivative liability was derecognized, with the premium recognized as a gain in profit or loss. The Company also wrote a second call option during the period, receiving a premium of USD$ 25,640 (CAD$ 35,157). As this option remained outstanding at June 30, 2025, a corresponding derivative liability was recognized within Other Liabilities (see Note 9) and is subsequently remeasured at fair value through profit or loss.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The liability balances are comprised as follows:

	June 30,	September 30,
	2025	2024
Trade accounts payable	$581,135	$83,413
Other liabilities (Option derivative liability, Note 8)	35,157	-
Accrued liabilities	268,038	149,516
Accrued interest	792,439	-
	$1,676,769	$232,929

10. FINANCIAL LIABILITY - FUTURE SHARE ISSUANCE (ORANGEFIN)

During the nine months ended June 30, 2025, the Company acquired the OrangeFin Assets for consideration of USD$750,000 (CAD $1,079,479) in US dollar stable coins and 503,621 common shares priced at $2.14 per share, paid on closing. The Company is also required to issue USD$5,000,000 (CAD$ 7,175,000) worth of common shares of the company payable in six equal tranches of USD$833,333 (C$1,195,833), every six months over a period of three years from the closing date of the acquisition (the "Obligation"), where as the June 30, 2025 tranche has been issued. The number of shares issued per tranche will be determined based on the closing market price of the Company's common shares at the time of issuance. The future share issuances may be subject to adjustment. In the event the Solana staked to the OrangeFin Assets on a share issuance date has decreased more than 5% from the amount delegated to the OrangeFin Assets on the closing date (632,302 Solana), the number of shares issued on the applicable share issuance date shall be reduced in proportion to the percentage decline in staked Solana that exceeds 5%.

At the acquisition date, the future share issuance obligation was recognized as a financial liability at its fair value of $6,606,560, based on a discount rate of 5%. As of June 30, 2025, the fair value of this liability was $5,281,920 , reflecting the issuance of shares corresponding to the $833,333 USD tranche that was fulfilled prior to period end. The adjustment for accretion of $184,974 for the nine months ended June 30, 2025 was recognized in the Interim Statements.

Share Issuance	Amount	Amount	Present Value
Date	USD$	CAD$	CAD$
June 30, 2025 (Issued)	-	-	-
December 31, 2025	833,333	1,136,916	1,109,187
June 30, 2026	833,333	1,136,916	1,082,134
December 31, 2026	833,333	1,136,916	1,055,740
June 30, 2027	833,334	1,136,918	1,029,990
December 31, 2027	833,334	1,136,918	1,004,869
Total	4,166,667	5,684,584	5,281,920
Current portion			(2,191,321)

See also Note 16 for equity-classified future share issuances relating to Cogent and Stakewiz acquisitions.

11. CREDIT FACILITY

During the nine months ended June 30, 2025, the Company entered into an unsecured, revolving demand credit facility (the "Credit Facility") with its former Chairman, Mr. Antanas Guoga (the "Lender"). Under the terms of the Credit Facility, the Lender agreed to make available to the Company up to $10 million, subsequently increased to $25 million, (the "Commitment Amount") in principal amount of unsecured, revolving credit, in such amounts as may be requested by the Company from time to time prior to October 21, 2026 (the "Maturity Date"). The drawn and unpaid portion of the Commitment Amount (the "Principal Balance") will bear interest at a rate of 5% per annum, accrued daily. The Principal Balance and accrued and unpaid interest will be payable on the Maturity Date, subject to the Lender's right to demand repayment of amounts outstanding under the Credit Facility at any time.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

The continuity of the Credit Facility from September 30, 2024 to June 30, 2025, is as follows:

Advances
Balance at September 30, 2024	$-
Advances to Company	16,387,090
Repayments during the period	(222,500)

Balance as of June 30, 2025	$16,164,590

As of June 30, 2025, interest expense of $331,121 had been recorded in accrued liabilities (2024 - $nil).

12. CONVERTIBLE DEBENTURES

During the nine months ended June 30, 2025, the Company raised $57.2 million of principal in convertible debenture in three separate financings. The summary of the convertible debentures is as follows:

First Private Placement and Second Private Placement

On January 16, 2025, the Company closed a private placement financing of $27.5 million (the "First Private Placement") of convertible debenture units (each a "First CD Unit"). Each First CD Unit consists of one debenture ("First Debenture") with a principal amount of $1,000, and 400 warrants (each a "First Warrant"). Interest on the First Debenture accrues at a rate of 2.5% per annum, payable semi- annually in cash or common shares of the Company, and the First Debentures are convertible at any time into common shares of the Company at $2.50 per common share. Each First Warrant entitles the holder to purchase one (1) common share of the Company at an exercise price of $2.50 per common share, exercisable at any time on or before the five-year anniversary of the closing of the First Private Placement. At the option of the Company, the First Debentures are redeemable in cash after the three-year anniversary of the closing of the First Private Placement at 112% of the principal value, plus accrued and unpaid interest.

On January 24, 2025, the Company closed a private placement financing of $2.5 million (the "Second Private Placement") of convertible debenture units (each a "Second CD Unit"). Each Second CD Unit consists of one debenture ("Second Debenture") with a principal amount of $1,000, and 214 warrants (each a "Second Warrant"). Interest on the Second Debentures accrue at a rate of 2.5% per annum, payable semi-annually in cash or common shares of the Company, and the Second Debentures are convertible at any time into common shares of the Company at $4.66 per common share. Each Second Warrant entitles the holder to purchase one (1) common share of the Company at an exercise price of $ 4.66 per common share, exercisable at any time on or before the five-year anniversary of the closing of the Second Private Placement. At the option of the Company, the Second Debentures are redeemable in cash after the three-year anniversary of the closing of the Second Private Placement at 112% of the principal value, plus accrued and unpaid interest.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

The present value of the liability component and the equity components of the First Private Placement and Second Private Placement were allocated as follows:

	First	Second
	Private	Private
	Placement	Placement	Total
Closing date	January 16, 2025	January 21, 2025

Principal	$27,500,000	$2,500,000	$30,000,000
Interest rate	2.5%	2.5%
Interest payments	Semi-annual	Semi-annual
Market rate, unsecured debt (1)	11.48%	11.30%
Conversion price of debenture	$2.50	$4.66

Warrants	11,000,000	535,000	11,535,000
Warrant price	$2.50	$4.66
Underlying price, commn shares	$2.50	$4.66
Risk free rate (2)	3.05%	3.05%
Volatility	99.09%	99.01%

Present value
Liability component	18,299,130	1,676,794	19,975,925
Equity component, warrants (3)	20,681,402	1,872,759	22,554,161
Total	$38,980,533	$3,549,553	42,530,086

Proportionate allocation at closing
Liability component	12,909,677	1,180,990	14,090,667
Equity component, warrants	14,590,323	1,319,010	15,909,333
Equity component, conversion feature (4)	nil	nil	nil

	$27,500,000	$2,500,000	$30,000,000

1) Source Federal Reserve Economic Data, ICE BofA CCC & Lower US High Yield Index Effective Yield.

2) Sources: Bank of Canada 5-year benchmark rate.

3) Valued using the Black-Scholes option pricing model.

4) Pursuant to IFRS Standard IAS-32, if the combined values of the liability component and the equity component, warrants, is greater than the principal of the debt, the value attributed to the equity component, conversion option, is nil and the values of the liability component and the equity component, warrants, are allocated proportionally.

During the nine months ended June 30, 2025, interest expense of $1,179,887 and $104,012 was recognized on the First Private Placement and Second Private Placement, respectively, representing the accretion of the liability components of the convertible debentures under the effective interest rate method.

ATW Financing

On April 23, 2025, the Company entered into an agreement with ATW Partners (the "Investor") to establish a convertible note facility (the "Facility") of up to USD $500 million. Under the Facility, the Company is entitled to draw down funds through the issuance of convertible notes (the "Notes") subject to certain conditions. On May 1, 2025, the Company closed the initial tranche of USD $20 million (the "Initial Closing"). The Notes are denominated in USD and are convertible into common shares of the Company based on the prior trading day's closing price. Additional drawdowns under the Facility remain available up to a further USD $480 million.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

	Amount	Amount Average	Exchange
ATW Notes	US$	CAD$	Rate
Initial Tranche, May 1, 2025	20,000,000	27,200,000	1.36
Convertsions into common shares	(2,710,000)	(3,754,892)	1.39
Adjusted amount	17,290,000	23,445,108	-
Revaluation	-	143,639	-
Balance, June 30, 2025	17,290,000	23,588,747	1.36

Fair Value Option Election and Measurement

Management elected to designate the USD$20 million Notes from the Initial Closing under the fair value option ("FVO") in accordance with IFRS 9 - Financial Instruments. This designation results in the entire instrument, including the embedded conversion feature and foreign currency exposure, being measured at fair value through profit or loss ("FVTPL").

The rationale for electing FVO includes:

• Elimination of accounting mismatches arising from currency volatility (as the Company reports in CAD).

• Avoidance of bifurcation between the debt host and embedded derivative components.

• Alignment with the Company's risk management strategies and fair value-based performance monitoring.

At June 30, 2025, the Company recorded a $143,639 charge to foreign exchange in the Interim Statements for the estimated change in the fair value of this Facility.

Classification and Presentation

The Notes are presented as a financial liability under IAS 32, as the conversion feature does not meet the "fixed-for-fixed" equity classification criteria. Based on expected timing of conversion and settlement, the liability has been classified as long-term debt in the interim Statements, as no repayments are required until 2026.

Transaction costs of $2,380,272 related to the Initial Closing have been expensed immediately in profit or loss, consistent with FVO application.

Fair Value Determination

Fair value of the Notes is assessed at each reporting date using observable market inputs, including exchange rates and share price movements. Changes in fair value of the Notes are recognized through profit or loss.

SOL Delegation and Staking Interest

Under the terms of the Facility, while any Notes remain outstanding, the Company is contractually obligated to delegate all Note Purchased SOL to a validator majority owned and controlled by the Company. The Notes accrue staking interest ("Staking Interest") when the Company is entitled to receive staking rewards on the delegated Note Purchased SOL. The Company must calculate and pay any accrued staking interest amounts ("Staking Interest Amounts") in SOL within three business days following each calendar month- end to ATW's wallet address. ATW's entitlement to staking rewards is tiered and based on the combined outstanding principal of this Note and other notes under the Facility (the "Outstanding Principal):

(i) 85% of staking rewards when the Outstanding Principal is between USD $15 million and $20 million;

(ii) 62.5% of staking rewards when the Outstanding Principal is between USD $10 million and $15 million;

(iii) 37.5% of staking rewards when the Outstanding Principal is between USD $5 million and $10 million; and

(iv) 18.8% of staking rewards when the Outstanding Principal is between USD $2.5 million and $5 million.

During the nine months ended June 30, 2025, interest expense of $249,491 was recognized on the Notes.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

Conversions

During the nine months ended June 30, 2025, the Company issued 1,161,717 Common Shares on the conversion of USD $2,710,000 ($3,754,891) of Note principal, leaving USD $17,290,000 ($23,588,748) of principal remaining.

Liability Component of Convertible Debentures

The summary of the liability component of the convertible debentures is as follows:

	First Private	Second Private
Convertible debtentures	Placement	Placment	ATW	Total
Balance, September 30, 2024	-	-	-	-
Liability compenent	12,909,677	1,180,990	27,200,000	41,290,667
Accretion	870,983	76,787	-	947,770
Conversions	-	-	(3,754,892)	(3,754,892)
Revaluation	-	-	143,639	143,639
Balance, June 30, 2025	13,780,660	1,257,777	23,588,747	38,627,184

13. CAPITAL STOCK

a) AUTHORIZED

Unlimited common shares with a par value of $nil.

b) ISSUED

	Number of
Common Shares	Shares	Stated Value
Balance at September 30, 2023	152,067,183	$17,864,782
Purchase of shares for cancellation	(7,603,343)	(938,924)
Exercise of options	1,709,625	330,810
Balance at September 30, 2024	146,173,465	$17,256,668
Shares issued for acquisitions	10,270,806	22,330,215
Conversions of Notes into common shares	1,161,717	3,754,891
Exercise of options	11,567,846	2,577,125
Exercise of warrants	3,618,668	13,846,446
Exercise of RSUs	980,334	2,832,283
Balance at June 30, 2025	173,772,836	$62,597,628

Pursuant to the terms of a normal course issuer bid, during the year ended September 30, 2024, the Company purchased and cancelled 7,603,343 shares.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

c) PER SHARE AMOUNTS

Basic and diluted earnings per share have been calculated on the basis of weighted average number of common shares outstanding as outlined below:

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Net income for the period	$(8,200,049)	$(1,497,247)	$(9,749,278)	$1,144,756
Weighted average number of shares outstanding	164,763,658	151,866,655	155,156,828	151,967,467
Earnings per share, basic	$(0.05)	$(0.01)	$(0.06)	$0.01

Weighted average number of shares outstanding	164,763,658	151,866,655	155,156,828	151,967,467
Share based compensation dilution	3,629,001	3,148,125	3,629,001	3,148,125
Weighted average number of shares outstanding, diluted	168,392,659	155,014,780	158,785,829	155,115,592
Earnings per share, diluted	$(0.05)	$(0.01)	$(0.06)	$0.01

14. STOCK-BASED COMPENSATION

The Company has a stock option plan (the "Plan") in place under which it is authorized to grant options to acquire shares of the Company to directors, officers, consultants, and other key employees of the Company. The number of common shares subject to options granted under the Plan is limited to 10% in the aggregate, of the number of issued and outstanding common shares of the Company at the date of the grant of the option. The exercise price of any option granted under the Plan may not be less than the fair market value of the common shares at the time the option is granted, less any permitted discount. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed five years. The Plan does not require any vesting period, and the board of directors may specify a vesting period on a grant-by-grant basis. As at June 30, 2025, the maximum number of shares issuable pursuant to the Plan was 17,377,284, of which 5,329,000 options and 135,335 restricted share units had been granted, leaving 11,914,914 shares available to be granted.

Options

The following table presents the options outstanding as at June 30, 2025 and the assumptions used to determine fair value:

	Number		Expected	Risk free			Underlying	Fair value per
	of options	Exercise	option life	interest	Dividend	Expected	share	option on
Grant date	outstanding	price	(years)	rate	yield	volatility	price	grant date
November 21, 2022	29,500	$0.100	5.00	3.32%	nil	161.6%	$0.100	$0.09
August 7, 2024	3,000,000	$0.155	5.00	3.00%	nil	95.9%	$0.155	$0.11
September 11, 2024	20,000	$0.145	5.00	2.75%	nil	95.6%	$0.145	$0.11
October 28, 2024	279,500	$2.020	5.00	3.04%	nil	99.4%	$2.020	$1.52
November 27, 2024	75,000	$1.390	5.00	3.13%	nil	99.4%	$1.390	$1.05
January 30, 2025	400,000	$4.910	5.00	2.79%	nil	134.2%	$4.910	$4.30
February 28, 2025	300,000	$2.710	5.00	2.60%	nil	132.9%	$2.710	$2.36
March 17, 2025	500,000	$2.380	4.54	2.69%	nil	124.9%	$2.350	$1.94
March 17, 2025	50,000	$2.350	5.00	2.69%	nil	131.4%	$2.350	$2.04
April 24, 2025	425,000	$2.250	5.00	2.79%	nil	116.4%	$2.230	$1.83
June 3, 2025	250,000	$2.750	5.00	2.86%	nil	118.5%	$2.930	$2.44

	5,329,000

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

The Company's option activity for the nine months ended June 30, 2025, and the year ended September 30, 2024, is as follows:

On June 3, 2025, the Company issued 250,000 options for future services to a director to buy common shares at an exercise price of $2.75 per common share and expiring on June 3, 2030. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $2.93, dividend yield 0%, expected volatility based on historical volatility of 118.5%, a risk-free interest rate of 2.86%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $ 610,000, of which $16,950 was charged to the Interim Statements.

On April 24, 2025, the Company issued 425,000 options for future services to consultants to buy common shares at an exercise price of $2.25 per common share and expiring on April 24, 2030. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $2.23, dividend yield 0%, expected volatility based on historical volatility of 116.4%, a risk-free interest rate of 2.79%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $ 777,000, of which $43,114 was charged to the Interim Statements.

On March 17, 2025, the Company issued 50,000 options for future services to a consultant to buy common shares at an exercise price of $2.35 per common share and expiring on March 17, 2030. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $2.35, dividend yield 0%, expected volatility based on historical volatility of 131.4%, a risk-free interest rate of 2.69%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $ 101,916, of which $25,476 was charged to the Interim Statements.

On March 17, 2025, the Company issued 500,000 options for future services to a consultant to buy common shares at an exercise price of $2.38 per common share with an average expiration date of September 29, 2029. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $2.35, dividend yield 0%, expected volatility based on historical volatility of 124.9%, a risk-free interest rate of 2.69%, and an average expected life of 4.54 years. The estimated fair value of the options on the grant date was estimated at $ 971,331, of which $107,747 was charged to the Interim Statements.

On February 28, 2025, the Company issued 300,000 options for future services to a director (200,000) and consultant (100,000) to buy common shares at an exercise price of $2.71 per common share and expiring on February 25, 2030. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $2.71, dividend yield 0%, expected volatility based on historical volatility of 132.9%, a risk-free interest rate of 2.60%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $708,537, of which $236,180 was charged to the Interim Statements.

On January 30, 2025, the Company issued 400,000 options for future services to a director (200,000), employee (50,000), and consultant (150,000) to buy common shares at an exercise price of $4.91 per common share and expiring on January 30, 2030. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $4.91, dividend yield 0%, expected volatility based on historical volatility of 134.2%, a risk-free interest rate of 2.79%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $1,719,366, which was charged to the Interim Statements.

On November 27, 2024, the Company issued 75,000 options for future services to a consultant to buy common shares at an exercise price of $1.39 per common share and expiring on November 26, 2029. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $1.39, dividend yield 0%, expected volatility based on historical volatility of 99.4%, a risk-free interest rate of 3.13%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $78,589, which was charged to the Interim Statements.

On October 29, 2024, the Company issued 279,500 options for future services to a director to buy common shares at an exercise price of $2.02 per common share and expiring on October 29, 2029. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $2.02, dividend yield 0%, expected volatility based on historical volatility of 99.4%, a risk-free interest rate of 3.04%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $425,292, which was charged to the Interim Statements.

On September 11, 2024, the Company issued 149,971 options for future services to a director and a consultant to buy common shares at an exercise price of $0.145 per common share and expiring on September, 2029. The director was granted 49,971 stock options that vested on the grant date. The consultant was granted 100,000 stock options that vested on December 11, 2024. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.145, dividend yield 0%, expected volatility based on historical volatility of 95.6%, a risk-free interest rate of 2.75%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $15,967 of which $7,543 was charged to the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2024, and $8,424 was charged to the Interim Statements.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

On August 7, 2024, the Company issued 6,900,000 options for future services to a directors and officers to buy common shares at an exercise price of $0.155 per common share and expiring on August 7, 2029. The stock options vested on the grant date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.155, dividend yield 0%, expected volatility based on historical volatility of 95.9%, a risk-free interest rate of 3.0%, and an expected life of 5 years. The fair value of the options was estimated at $788,387 which was charged to the statement of income (loss) and comprehensive income (loss) on the grant date.

On July 8, 2024, the Company issued 2,000,000 options for future services to an officer to buy common shares at an exercise price of $0.115 per common share and expiring on August 7, 2029. The stock options vested on the grant date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.115, dividend yield 0%, expected volatility based on historical volatility of 96.0%, a risk-free interest rate of 3.46%, and an expected life of 5 years. The fair value of the options was estimated at $170,432 which was charged to statement of income (loss) and comprehensive income (loss) on the grant date.

On July 3, 2024, the Company cancelled 6,900,000 options (the "Cancelled Options") that had previously been granted to directors and officers; 1,500,000 options granted on April 9, 2021 with an exercise price of $0.30 per share, 4,400,000 options granted on July 7, 2021 with an exercise price of $0.165 per share, and 1,000,000 options granted on October 7, 2021 with an exercise price of $0.20 per share. An estimated fair value of $1,273,040 had previously vested in full for the Cancelled Options and was credited to retained earnings upon cancellation (2023 - 4,000,000 options were cancelled, 2,000,000 options granted on July 7, 2021 with an exercise price of $0.165 and 2,000,000 options granted on November 11, 2021 with an exercise price of $0.24).

On July 3, 2024, the Company issued 3,000,000 options for future services to a director and an officer to buy common shares at an exercise price of $0.115 per common share and expiring on July 3, 2029. The stock options vested on the grant date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.115, dividend yield 0%, expected volatility based on historical volatility of 96.0%, a risk-free interest rate of 3.57%, and an expected life of 5 years. The fair value of the options was estimated at $255,774 which was charged to the statement of income (loss) and comprehensive income (loss) on the grant date.

During the year ended September 30, 2024, 1,719,875 options that had previously vested expired unexercised; 250,000 options granted December 1, 2020 with an exercise price of $0.10, 1,400,000 option granted on July 7, 2021 with an exercise price of $0.165 and 279,500 options granted on November 21, 2022 with an exercise price of $0.10 (2023 - 900,000 granted on February 13, 2019 with an exercise price of $0.07) and $259,629 was credited to retained earnings for expired options (2023 - $nil).

As a result of the forgoing, during the year ended September 30, 2024, $1,320,919 was charged to the statement of income (loss) and comprehensive income (loss) for share-based compensation (2023 - $430,945) and $1,532,664 was credited to retained earnings for cancelled options (2023 - $nil).

During the nine months ended June 30, 2025, 2,279,500 options were granted (2024 - nil) and the charge to the statement of income and comprehensive income for share-based compensation was $2,860,667 (2024 - $ nil).

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

The continuity of outstanding stock options at June 30, 2025 and September 30, 2024, is as follows:

		Weighted		Weighted
		average		average
	June 30,	exercise	September 30,	exercise
	2025	price	2024	price
Beginning balance	14,617,346	$0.13	13,106,500	$0.18
Granted	2,279,500	$2.81	12,049,971	$0.14
Exercised	(11,567,846)	$0.32	(1,709,625)	$0.10
Cancelled	-	-	(6,900,000)	$0.20
Expired	-	-	(1,929,500)	$0.15
Ending balance - outstanding	5,329,000	$1.23	14,617,346	$0.13

The detail of outstanding options as at June 30, 2025 and September 30, 2024 is as follows:

				Exercise	September 30,		Exercise
Expiry Date	June 30,	2025	Exercisable	Price	2024	Exercisable	Price
July 7, 2026					600,000	600,000	$0.100
November 21, 2027		29,500	29,500	$0.100	1,967,375	1,967,375	$0.100
July 3, 2029		-	-	$0.115	3,000,000	3,000,000	$0.115
July 8, 2029		-	-	$0.115	2,000,000	2,000,000	$0.115
August 7, 2029		3,000,000	3,000,000	$0.155	6,900,000	6,900,000	$0.155
September 11, 2029		20,000	20,000	$0.145	149,971	149,971	$0.145
September 29, 2029		500,000	55,556	$2.380	-	-	-
October 28, 2029		279,500	279,500	$2.020	-	-	-
November 27, 2029		75,000	75,000	$1.390	-	-	-
January 30, 2030		400,000	400,000	$4.910	-	-	-
February 28, 2030		300,000	100,000	$2.710	-	-	-
March 17, 2030		50,000	12,498	$2.350	-	-	-
April 24, 2030		425,000	23,612	$2.250	-	-	-
June 3, 2030		250,000	6,944	$2.750	-	-	-
Total		5,329,000	4,002,610		14,617,346	14,617,346

As at June 30, 2025, 4,002,610 options were exercisable at a weighted average price of $0.85 per share (September 30, 2024 - 14,637,346 at $0.13). The weighted average life of the outstanding options at June 30, 2025 is 4.45 years (September 30, 2024 - 4.8 years).

Restricted Share Units

During the nine months ended June 30, 2025, the Company granted 1,063,669 restricted share units ("RSUs") to a consultant and 50,000 RSUs to a director that are and are exchangeable into common shares of the Company on a one for one basis upon achieving the vesting conditions. The RSU's were valued at the market price of the Company's common shares on the grant date ($3,458,450). The value of the director RSUs ($199,500) were charged to income on the grant date. The consultant RSUs were recognized monthly on a straight- line basis over their six-month vesting period, commencing December 24, 2024 for 563,669 RSUs (valued at $698,950) and February 28, 2025 for 500,000 RSUs (valued at $2,560,000). During the nine months ended June 30, 2025, the total charged to the statement of income and comprehensive income for share-based compensation was $3,031,783 (2024 - $nil) as the remaining month of the consultant has yet to vest as of June 30, 2025.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

		June 30,		September 30,
Restricted Share Units		2025		2024
	Granted	Vested	Granted	Vested
Beginning balance	-	-	-	-
Issued	1,113,669	1,030,334	-	-
Exercised	(980,334)	(980,334)	-	-
Ending balance	133,335	50,000	-	-

15. WARRANTS

The continuity of outstanding warrants for the nine months ended June 30, 2025, and the year ended September 30, 2024, is as follows:

		Weighted		Weighted
		average		average
	June 30,	exercise	September 30,	exercise
	2025	price	2024	price
Beginning balance	-	-	16,764,707	$0.40
Issued	16,035,000	$2.71	-	-
Exercised	(3,618,668)	$2.50	(16,764,707)	$0.40
Ending balance	12,416,332	$2.77	-	-

As at June 30, 2025 there were 12,416,332 warrants outstanding with a weighted average exercise price of $2.77 (September 30, 2024-nil). See also note 12.

	June 30,	Exercise	September 30,	Exercise
Expiry Date	2025	Price	2024	Price
March 17, 2028	4,500,000	$2.98	-	-
January 16, 2030	7,381,332	$2.50	-	-
January 21, 2030	535,000	$4.66	-	-
	12,416,332	$2.77	-	-

16. FUTURE SHARE ISSUANCE (COGENT AND STAKEWIZ)

Cogent Asset Acquisition

During the nine months ended June 30, 2025, the Company acquired the Cogent Assets for consideration of USD$1,000,000 (CAD $1,394,340) in US dollar stable coins and 1,162,000 common shares priced at $1.20 per share, paid in cash and issued in common shares at closing, respectively. The Company allocated $278,868 of the payments made at closing to goodwill. The Company is also required to issue 18,592,000 common shares as follows: 3,098,667 common shares on May 25, 2025 (Issued), 3,098,667 common shares on November 25, 2025, 3,098,667 common shares on May 25, 2026, 3,098,667 common shares on November 25, 2026, 3,098,666 common shares on May 25, 2027, and 3,098,666 common shares on November 25, 2027 (the "Cogent Obligation").

The future share issuances may be subject to adjustment. In the event the Solana staked to the Cogent Assets on a share issuance date has decreased more than 5% from the amount delegated to the Cogent Assets on the closing date (690,895 Solana), the number of shares issued on the applicable share issuance date shall be reduced in proportion to the percentage decline in staked Solana that exceeds 5%.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

Stakewiz Asset Acquisition

During the nine months ended June 30, 2025, the Company acquired the Stakewiz Assets for consideration paid at closing of $5,000,000 cash, 5,000,000 common shares priced at $5.00 per share, and 4,500,000 common share purchase warrants (each, a "Warrant"). The Warrants vest monthly in substantially equal tranches over 36 months, and each Warrant entitles the seller to purchase one common share of the company at a price of $2.98 per share for a period of 36 months from its respective vesting date. The Company is also required to issue 5,000,000 common shares as follows on March 17, 2026 at a deemed price of $3.00 per share (the "Stakewiz Obligation").

See Note 10 for future share issuances recognized as financial liabilities where the number of shares is variable.

17. STAKING AND VALIDATING INCOME

During the year ended September 30, 2024, the Company initiated Solana staking and validating operations which were enhanced by the acquisitions of the Cogent Assets, OrangeFin and Laine assets during the nine months ended June 30, 2025 (see note 5).

The staking and validating results for the nine months ended June 30, 2025 and 2024 are as follows:

	June 30,			June 30,
Three months ending		2025			2024
	Expressed in		Expressed in	Expressed in		Expressed in
	Cryotocurrencies		Canadian Dollars	Solana		Canadian
Validator operations
Validator rewards, paid in Solana	8,789		$1,800,319	-		$-
Validator rewards, paid in other cryptocurrencies	31,565		131,563	-		-
Validator income, paid in fiat	-		8,168	-		-
Validator fees, paid in fiat	-		(193,623)	-		-
			1,746,427
Staking rewards	6,271		1,293,856	-		-
Total staking and validating income			$3,040,283	-		$-

The staking and validating results for the nine months ended June 30, 2025 and 2024 are as follows:

	June 30,			June 30,
Nine months ending		2025			2024
	Expressed in		Expressed in	Expressed in		Expressed in
	Cryotocurrencies		Canadian Dollars	Solana		Canadian
Validator operations
Validator rewards, paid in Solana	16,681		$3,954,687	-		$-
Validator rewards, paid in other cryptocurrencies	59,482		267,491	-		-
Validator income, paid in fiat	-		12,482	-		-
Validator fees, paid in Solana	(290)		(63,778)	-		-
Validator fees, paid in fiat	-		(314,298)	-		-
			3,856,584
Staking rewards	12,680		2,956,012	-		-
Total staking and validating income			$6,812,595	-		$-

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

18. RELATED PARTY DISCLOSURES

The Company's related parties include its key management personnel, and any entity related to key management personnel that has transactions with the Company. Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly.

During the nine months ended June 30, 2025, the Company paid $15,293, (2024 - $90,000) for consulting services provided by the chairman (Antanas Guoga). At June 30, 2025, there is $nil (2024 - $30,000) of accounts payable to this related party. During 2025, this individual provided a $25 million dollar credit facility to the Company, of which $16.2 million had been advanced as at June 30, 2025 (see note 11). Subsequent to June 30, 2025, the Company announced on July 21, 2025 in a press release that this individual stepped down from being chairman of the board to a strategic advisor.

During the nine months ended June 30, 2025, the Company paid $8,000 (2024 - $nil) in directors fees to a director (Luis Berruga). At June 30, 2025, there is $nil(2024 - $nil) of accounts payable to this related party. Subsequent to June 30, 2025, the Company announced on July 21, 2025 in a press release that this individual was appointed as chairman of the board.

During the nine months ended June 30, 2025, the Company paid $18,000 (2024 - $15,000) in directors fees to a director (Rubson Ho). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the nine months ended June 30, 2025, the Company paid $18,000 (2024 - $nil) in directors fees to a director (Ungad Chadda). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the nine months ended June 30, 2025, the Company paid $42,463 (2024 - $62,641) for consulting services provided by a director and CIO (Mohammed Adham) until resigning on January 30, 2025. At June 30, 2025, there is $nil (2024 - $2,641) of accounts payable to this related party.

During the nine months ended June 30, 2025, the Company paid $310,883 (2024 - $30,513) for consulting and director services provided by the CEO (Leah Wald). At June 30, 2025, there is $nil (2024 - $20,513) of accounts payable to this related party.

During the nine months ended June 30, 2025, the Company paid $238,430 (2024 - $67,500) for consulting services provided by the CFO (Doug Harris). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the nine months ended June 30, 2025, the paid $122,813 (2024 - $54,000) for consulting services provided by the CTO (Max Kaplan). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party. This individual was founder of OrangeFin Ventures, see Intangible Assets (note 6) for details on this acquisition.

During the nine months ended June 30, 2025, the Company paid $58,305 (2024 - $54,000) for consulting services provided by the Chief Economist (Jon Matonis). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the nine months ended June 30, 2025, the Company paid $23,996 (2024 - $nil) in consulting services to the Operations Director (Andrew McDonald). At June 30, 2025, there is $nil (2024 - $nil) of accounts payable to this related party.

During the nine months ended June 30, 2025, $97,540 (2024 - $20,741) was charged for legal services by a firm (Irwin Lowy LLP) of which the corporate secretary of the Company is an associate (Carly Burk). At June 30, 2025, there is $nil of accounts payable to this related party (2024 - $6,560).

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

Key Management Compensation

Key management includes the related parties noted above. The compensation paid to key management is shown below:

Nine months ended June 30,	2025	2024
Consulting fees	$812,183	$294,654
Director fees	44,000	25,000
Stock-based compensation	1,853,636	81,834
	$2,707,596	$401,488

At June 30, 2025, included in accounts payable and accrued liabilities is $nil (2024 - $59,714) owed to related parties.

19. CONTINGENT LIABILITIES

Netherlands Preliminary Tax Assessment - On February 15, 2017, the Company received an income tax reassessment from the Netherlands tax authority reassessing the Company's subsidiary, Khan Resources B.V. ("KRBV"), for an amount payable of 3.3 million euros (CAD$5 million). This reassessment was pursuant to management challenging an earlier preliminary assessment for an amount payable by KRBV of 11.4 million euros. The preliminary tax assessment and the reassessment were both issued before KRBV had filed its 2016 tax return and as such are based on incomplete information. The 2016 tax return has since been filed. It is management's opinion that the assessed amount payable of 3.3 million euros (CAD$5 million) continues to be an over assessment. The Netherlands Tax Authority re-issued a preliminary assessment, and the Company has filed a notice of objection to this assessment. On February 26, 2024, KRBV was dissolved by the Dutch Chamber of Commerce. The Company believes that the tax collection period of tax debts has expired, however, it is possible that the recovery period for any taxes that could be owed may have been extended. As a result, no provision has been made for this reassessment in these financial statements.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

20. FAIR VALUE

The fair value of the Company's cash and cash equivalents are not materially different from the carrying values given the short-term nature.

Recurring fair value measurements (financial and non-financial assets)

(i) Fair value hierarchy

The Company records certain financial instruments or assets on a recurring fair value basis as follows:

Recurring fair value measurements - June 30, 2025	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$-	$-	$685,662
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	90,245,205	-
	$-	$90,245,205	$685,662

Recurring fair value measurements - September 30, 2024	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$-	$442	$1,513,331
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	25,575,512	-
	$-	$25,575,954	$1,513,331

The Company defines its fair value hierarchy as follows:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g., other public markets) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The Company exercised significant due diligence and judgement and determined that this presence and availability of this market was the most advantageous market and utilized the pricing available in the market as an estimate of the fair value of the investment. In addition, The Company's cryptocurrencies, convertible loan, and assets held as collateral are classified as Level 2 determined by taking the price from www.coinmarketcap.com as of 24:00 UTC.

Management has concluded that an active market exists for Solana and other crypto assets to which the revaluation model has been applied. This conclusion is based on the availability of quoted prices in accessible markets with sufficient trading volume and liquidity. The Company will continue to evaluate whether active markets exist for these assets at each reporting date and disclose any changes prospectively.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

(ii) Valuation techniques used to determine fair values:

Specific valuation techniques used to fair value financial instruments, specifically those that are not quoted in an active market. These are development stage companies, as such the Company utilized a market approach:

a) The use of quoted market prices in active or other public markets

b) The use of most recent transactions of similar instruments

c) Changes in expected technical milestones of the investee

d) Changes in management, strategy, litigation mattes or other internal matters

e) Significant changes in the results of the investee compared with the budget, plan, or milestone

(iii) Transfers between levels 2 and 3

There were no transfers between levels 2 and 3 during the nine months ended June 30, 2025 and the year ended September 30, 2024.

(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in the level 3 fair value measurements (see above for valuation techniques adopted):

			Unobservable
Description	Fair Value		Inputs	Range of Inputs
	June 30,	September 30,	June 30,	June 30,
	2025	2024	2025	2025
Investments	$685,662	$1,512,889	(a) and (b)	N/A

(vi) Valuation processes

The Investment Committee includes a team that performs the valuations of all items required for financial reporting purposes, including level 3 fair values. This team collaborates with the chief financial officer ("CFO") at least once every three months which is in-line with the Company's reporting requirements. The main Level 3 inputs derived and evaluated by the Company's team are the timeline for expected milestones and assessment of the technical matter relating to the technology.

The independent valuators utilized a variety of approaches and assumptions, including but not limited to:

- Income, comparable market multiples, precedent transactions, and cost approach

- Forecast revenue, expenses, and profitability

- Income tax

- Capex

- Discount rates

- Residual value

- Volatility of underlying asset

- Risk free rate of interest

- Value of strategic coin reserves, if any

- Weighting of various valuation approaches

- Timing of liquidity date, if any

(vii) Active Market Considerations

In applying the revaluation model to its digital assets, management has determined that an active market exists for ("SOL") and other crypto assets measured at fair value. An active market is one in which quoted prices are readily and regularly available from an exchange, dealer, broker, or pricing service, and those prices represent actual and regularly occurring market transactions on an arm's length basis. Management considers trading volumes, liquidity, and the availability of reliable pricing data in reaching its conclusion. The Company will continue to evaluate whether active markets exist for these assets at each reporting date and will disclose any changes prospectively.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

The Company performed a sensitivity analysis on the carrying value of its Level 3 assets at June 30, 2025 and noted that a 20% decrease would result in a $137,132 decrease in fair value.

21. FINANCIAL RISK FACTORS

Capital Management

The Company manages and adjusts its capital structure, based on the funds available to the Company, in order to support the investment in cryptocurrencies and blockchain companies. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers capital to be its capital stock, warrant, and stock option components of shareholders' equity.

To effectively manage the Company's capital requirements, the management has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient working capital and planned future capital raises to meet its short-term business requirements, taking into account its anticipated cash flow from operations and its holding of cash and short-term investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the nine months ended June 30, 2025.

Safeguarding of Cryptocurrency Assets

The Company retains one third-party custodian (the "Custodian") to safeguard its cryptocurrency assets; Coinbase Custody Trust Company, LLC ("Coinbase") to hold the Company's Bitcoin and Ethereum cryptocurrency assets. The Custodian is only responsible for holding and safeguarding the Company's cryptocurrency assets and has not appointed a sub-custodian to hold certain cryptocurrency assets.

Coinbase, located at 200 Park Avenue South, Suite 1208, New York, NY 10003, is regulated by the New York Department of Financial Services (NYDFS) and operates as an independently capitalized entity. Coinbase is a fiduciary under § 100 of the New York Banking Law and is licensed to custody its clients' digital assets in trust on their behalf. As a New York state-chartered trust, Coinbase is held to the same fiduciary standards as national banks and is a qualified custodian for purposes of § 206(4)-2(d)(6) of the Advisers Act, commonly called the custody role.

The Company is not aware of anything with regards to the Coinbase's operations that would adversely affect the Company's operations and there are no known security breaches or other similar incidents involving the custodian as a result of which the Company's cryptocurrency assets have been lost or stolen. Coinbase held 100% of the Company's bitcoin holdings and carries an annually renewed commercial crime policy, with Coinbase Global Inc., Coinbase's parent company, as the named insured. In the event of a bankruptcy or insolvency the Company will enforce its rights under the Custodial Services Agreement through Arbitration under the laws of the State of New York, and will be in contact with Coinbase's Regulator, the New York State Department of Financial Services, as well as Coinbase's named insurer.

The due diligence the Company performed on Coinbase included confirmation that an annual SOC 1 audit report pertaining to internal controls over financial reporting, as well as an annual SOC 2 audit report pertaining to controls related to operations and compliance were completed by Coinbase, a review of negative news related to Coinbase, and a review of online training and tutorials offered by Coinbase.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

The Company utilizes the third-party trading platform, Wintermute Asia Pte. Ltd. ("Wintermute") as an OTC desk for derivatives. Wintermute Trading Ltd (registered company number 10882520) and Wintermute Asia Pte. Ltd. (registered company number 202108542H) are proprietary trading firms providing liquidity in various crypto assets and, in the case of Wintermute Asia Pte. Ltd, certain derivatives referencing crypto assets. Wintermute Trading Limited is registered with the Financial Conduct Authority ("FCA") as a Cryptoasset firm and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations 2017 as amended. The Company uses Wintermute for is OTC derivative trading desk. The Company is not aware of anything with regards to Wintermute's operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Wintermute is not related to the Company.

The Company utilizes the third-party trading platform, Zerocap as an OTC desk for derivatives. Zerocap (registered company number 100635539) is a proprietary trading firm providing liquidity in various crypto assets and certain derivatives referencing crypto assets. Zerocap is registered with the Australian Transaction Reports and Analysis Centre ("AUSTRAC") as a Digital Currency Exchange ("DCE") and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations. The Company uses Zerocap for its OTC derivative trading desk. The Company is not aware of anything with regards to Zerocap's operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Zerocap is not related to the Company.

The Company utilizes the third-party trading platform, STS Digital Ltd. ("STS Digital") as an OTC desk for derivatives. STS Digital (registered in Bermuda at 2 Reid Street, Hamilton HM 11) is a proprietary trading firm providing liquidity in various crypto assets and certain derivatives referencing crypto assets. STS Digital is licensed and regulated by the Bermuda Monetary Authority as a Class T Digital Asset Business under the Digital Asset Business Act 2018, authorizing services such as digital asset exchange operations, custodial wallet services, digital asset derivatives trading, and vendor services. As part of this license, STS Digital is required to adhere to Bermuda's anti- money laundering and counter-terrorist financing regulations. The Company uses STS Digital for its OTC derivative trading desk. The Company is not aware of anything regarding STS Digital's operations that would adversely affect its ability to obtain an unqualified audit opinion on its audited financial statements. STS Digital is not related to the Company.

Risk Disclosures

Exposure to credit, interest rate, cryptocurrency, and currency related risks arises in the normal course of the Company's business.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company limits its credit risk by placing its cash with high credit quality financial institutions and with cryptocurrency exchanges on which the Company has performed internal due diligence procedures. The Company deems these procedures necessary as some exchanges are unregulated and not subject to regulatory oversight. Furthermore, cryptocurrency exchanges engage in the practice of commingling their clients' assets in exchange wallets. When cryptoassets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is risk around the occurrence of transactions, or the existence of period end balances represented by exchanges.

As at June 30, 2025, the Company holds $3.1 million in cash and cash equivalents with majority with high credit quality financial institutions (September 30, 2024 - $1.8 million). The Company's due diligence procedures around exchanges and custodians utilized throughout the period include, but are not limited to, internal control procedures around on-boarding new exchanges or custodians which includes review of the exchanges or custodians anti-money laundering ("AML") and know-your-client ("KYC") policies by the Company's chief investment officer, constant review of market information specifically regarding the exchanges or custodians security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing weekly asset management reports to ensure limits are being followed and having a fail-over plan to move cash and cryptocurrencies held on an exchange or with a custodian in instances where risk exposure significantly changes.

There is no significant credit risk with respect of receivables.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding debt; however, all borrowings as at June 30, 2025, bear fixed interest rates. As such, the Company is not exposed to fluctuations in market interest rates on its existing debt obligations.

Cryptocurrencies Risk

Cryptocurrencies are measured at fair value less cost to sell. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchanges rates, inflation or deflation and political and economic conditions. Further, cryptocurrencies have no underlying backing or contracts to enforce recovery of invested amounts. The profitability of the Company is related to the current and future market price of cryptocurrencies, mainly Solana; in addition, the Company may not be able to liquidate its cryptocurrencies at its desired price if necessary. Investing in cryptocurrencies is speculative, prices are volatile, and market movements are difficult to predict. Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends.

Cryptocurrencies have a limited history; their fair values have historically been volatile, and the value of cryptocurrencies held by the Company could decline rapidly. A decline in the market prices of cryptocurrencies could negatively impact the Company's future operations. Historical performance of cryptocurrencies is not indicative of their future performance.

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many cryptocurrency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction user must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware and could lead to theft of the Company's digital wallets and the loss of the Company's cryptocurrency.

Cryptocurrencies are loosely regulated and there is no central marketplace for exchange. Supply is determined by a computer code, not a central bank. Additionally, exchanges may suffer from operational issues, such as delayed execution, which could have an adverse effect on the Company.

The cryptocurrency exchanges on which the Company may trade on are relatively new and, in many cases, largely unregulated, and therefore may be more exposed to fraud and failure than regulated exchanges for other assets. Any financial, security, or operational difficulties experienced by such exchanges may result in an inability of the Company to recover money or cryptocurrencies being held on the exchange. Further, the Company may be unable to recover cryptocurrencies awaiting transmission into or out of the exchange, all of which could adversely affect an investment of the Company. Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of cryptocurrencies, or may adversely affect the Company, its operations, and its investments.

Furthermore, crypto-exchanges engage in commingling their client's assets in exchange wallets. When crypto-assets are commingled transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is a risk around the occurrence of transactions or existence of period end balances represented by exchanges.

Loss of access risk

The loss of access to the private keys associated with the Company's cryptocurrency holdings may be irreversible and could adversely affect an investment. Cryptocurrencies are controllable only by an individual that posses both the unique public key and private key or keys relating to the "digital wallet" in which the cryptocurrency is held. To the extent a private key is lost, destroyed, or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

Irrevocability of transactions

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Hard fork and air drop risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the protocol, significant security breach, or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a cryptocurrency held by the Company, it is expected that the Company would hold an equivalent amount of the old and new cryptocurrency following the hard fork.

Air drops occur when the promoters of a new cryptocurrency send amounts of the new cryptocurrency to holders of another cryptocurrency that they will be able to claim a certain amount of the new cryptocurrency for free.

The Company may not be able to realize the economic benefit of a hard fork or air drop, either immediately or ever, for various reasons. For instance, the Company may not have any systems in place to monitor or participate in hard forks or airdrops.

Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company's investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company's investment guidelines.

As at June 30, 2025, management's estimate of the effect on equity to a +/- 10% change in the market prices of the Company's investments, with all other variables held constant, is $68,566 (September 30, 2024 - $151,289).

Foreign Currency Risk

The Company is exposed to foreign currency risk on financial assets and liabilities that are denominated in a currency other than the Canadian dollar. The currencies giving rise to this risk are primarily the U.S. dollar, Australian dollar, and the Euro, the balance of net monetary assets and liabilities in such currencies as of June 30, 2025, is $21.8 million (September 30, 2024 - $1.8 million). Sensitivity to a plus or minus 10% change in the foreign exchange rates would result in a foreign exchange gain/loss of $2.0 million (September 30, 2024 - $0.2 million).

Liquidity Risk

The Company is exposed to liquidity risk primarily as a result of its trade accounts payable as well as the risk of not being able to liquidate assets at reasonable prices. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2025, the Company had cash and cash equivalents balance of $3.2 million (September 30, 2024 - $1.8 million) to settle accounts payable and accrued liabilities of $1.7 million (September 30, 2024 - $0.2 million). All of the Company's trade accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

Active Markek Risk

The Company's application of the revaluation model assumes the continued existence of an active market for SOL and other crypto assets (see Note 20 - Fair Value). A loss of such active markets could materially affect the Company's ability to reliably measure fair value.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

Concentration Risk

The Company is exposed to concentration risk as the majority of its assets are held in Solana and related validator operations. The value of these assets is highly dependent on the performance, stability, and adoption of the Solana network, as well as broader cryptocurrency market and economic conditions. Any adverse developments, including regulatory changes, security incidents, or network disruptions, could materially impact the Company's financial position. The Company continuously evaluates its exposure and risk management strategies to mitigate potential adverse effects.

Regulatory Risk

The regulatory environment for digital assets, including Solana, remains uncertain and continues to evolve. Changes in laws, regulations, or enforcement actions in key jurisdictions could impact the Company's ability to operate validator nodes, stake assets, or transact in Solana. Regulatory developments may also affect the liquidity, valuation, or classification of Solana under applicable financial reporting standards. The Company actively monitors regulatory changes and assesses potential impacts on its operations and financial position.

Solana Governance Risk

Solana's development and governance are significantly influenced by the Solana Foundation, which plays a key role in protocol upgrades, ecosystem growth, and validator coordination. While Solana operates as a decentralized blockchain, the Solana Foundation's decision- making authority could impact network stability, economic incentives, or technical direction in ways that may not align with the interests of all stakeholders. Any material changes initiated by the Solana Foundation, including governance proposals, tokenomics adjustments, or network upgrades, could affect the Company's validator operations and the value of its Solana and Solana-related assets. The Company continues to monitor governance developments and assess potential risks to its operations.

On March 6, 2025, Solana validators and stakeholders commenced voting on governance proposals SIMD-0228 and SIMD-0123. SIMD- 0228 proposed introducing a dynamic token emission model that would have adjusted Solana's inflation rate based on staking participation, potentially reducing annual inflation from 4.5% to as low as 0.87%. However, the proposal did not reach the required supermajority and was rejected. SIMD-0123, which proposed a mechanism allowing validator operators to share priority fees with their stakers, was approved. The Company is evaluating the implications of these outcomes and will adjust its validator operations as necessary to maintain efficiency and competitiveness.

Other Risk Factors

Risks which the Company is not aware of or which the Company currently deems to be immaterial may surface and have a material adverse impact on the Company's business income and financial condition. Exposure to credit, interest rate, cryptocurrency, and currency risks arises in the normal course of the Company's business.

22. INCOME TAX

The Company provides for income tax at a tax rate of 26.5% based on tax rates expected to apply at the time of realization. The continuity of income taxes payable is as follows:

Income tax
payable
Balance at September 30, 2024	$1,547,686
Income tax expense	49,347
Payments	(1,597,033)
Balance as of June 30, 2025	-

During the nine months ended June 30, 2025, the Company paid the estimated tax balance of $1,547,686 that was provided for at September 30, 2024 and an additional 49,347 for small adjustments related to fiscal 2024.

As at June 30, 2025, the Company recognized a deferred tax liability of $399,406 (September 30, 2024 - $399,406) in respect recognition of tax expenses associated with unrealized gains on cryptocurrencies. The net deferred tax liabilities which originated during the year ended September 30, 2024, have also not been adjusted in the Interim Statements.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

SOL STRATEGIES INC. (FORMERLY CYPHERPUNK HOLDINGS INC.) NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Three and nine months ended June 30, 2025 and 2024

23. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being investment in cryptocurrencies and blockchain technology.

24. SUBSEQUENT EVENTS

On August 5, 2025, the Company consolidated its issued and outstanding common shares on the basis of one (1) new Common Share for every eight (8) existing Common Shares, subject to rounding adjustments. Following the consolidation, the number of issued and outstanding Common Shares was reduced from 176,696,312 to 22,087,035. The consolidation also resulted in proportional adjustments to outstanding stock options, warrants, and convertible securities. There was no change to the Company's name or trading symbols.

The accompanying notes are an integral part of these unaudited interim condensed financial statements.